Issuer Free Writing Prospectus
Filed by: ArvinMeritor, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-163233
February 26, 2010
ArvinMeritor, Inc.
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated February 23, 2010 (the “Preliminary Prospectus Supplement”) filed with the Securities and Exchange Commission by ArvinMeritor, Inc. (the “Issuer”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	ArvinMeritor, Inc.

Guarantees:	Each of the Issuer’s subsidiaries from time to time guaranteeing its senior secured credit facility, as it may be amended, extended, replaced or refinanced, or any subsequent credit facility (other than two subsidiaries that currently have minimal assets, which the Issuer plans to dissolve after obtaining all required approvals) will guarantee the Notes on a senior unsecured basis. These guarantees will remain in effect until the earlier to occur of payment in full of the Notes or termination or release of the applicable corresponding guarantee under the Issuer’s senior secured credit facility, as it may be amended, extended, replaced or refinanced, or any subsequent credit facility. The guarantees will rank equally with existing and future senior unsecured indebtedness of such subsidiaries. The guarantees will be effectively subordinated to all of the existing and future secured indebtedness of such subsidiaries, to the extent of the value of the assets securing such indebtedness.

Security:	10.625% Senior Notes due 2018

Size:	$250,000,000

Maturity:	March 15, 2018

Coupon:	10.625%

Offering Price:	98.024%

Yield to Maturity:	11.000%

Spread to Benchmark Treasury:	+772 basis points

Benchmark Treasury:	UST 3.500% due February 15, 2018

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010

Record Dates:	March 1 and September 1

Gross Proceeds:	$245,060,000

Net Proceeds to the Issuer (Before Expenses):	$239,435,000

Redemption Provisions:

Make-Whole Call:	Prior to March 15, 2014, the Issuer may redeem, at its option, from time to time, any of the Notes, in whole or in part, at the redemption price calculated as described in the Preliminary Prospectus Supplement under “Description of the notes—Optional redemption—Make-whole redemption.” For purposes of such calculation, the “applicable premium” shall mean, with respect to a Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note at March 15, 2014 (as set forth below under “Redemption Prices”) plus (2) all remaining required interest payments due on such Note through March 15, 2014 (excluding accrued and unpaid interest, if any, to the redemption date), computed using a discount rate equal to the Treasury rate plus 50 basis points, over (B) 100% of the principal amount of such Note.

Redemption Prices:	On or after March 15, 2014, the Issuer may redeem, at its option, from time to time, the Notes, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date) on the Notes to be redeemed, if redeemed during the 12-month period beginning on March 15 of the years indicated below:

Year	Redemption price
2014	105.313%
2015	102.656%
2016 and thereafter	100.000%

Redemption With Proceeds of Equity Offering:	Prior to March 15, 2013, the Issuer may redeem, at its option, from time to time, up to 35% of the aggregate principal amount of the Notes issued on March 3, 2010 with the net cash proceeds of one or more public sales of the Issuer’s common stock (excluding the common stock offered concurrently with the Notes) at a redemption price equal to 110.625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date) on the Notes to be redeemed; provided that at least 65% of the aggregate principal amount of Notes originally issued on March 3, 2010 remains outstanding after each such redemption and notice of any such redemption is mailed within 90 days of any such sale of common stock.

Change of Control:	If a change of control (as defined in the Preliminary Prospectus Supplement) occurs, unless the Issuer has exercised its right to redeem the Notes, each holder of Notes may require the Issuer to repurchase some or all of such holder’s Notes at a purchase price equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but not including, the payment date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the payment date) on the Notes to be repurchased.

Trade Date:	February 26, 2010

Settlement (T+3):	March 3, 2010

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP:	043353 AJ0

ISIN:	US043353AJ02

Form of Offering:	SEC Registered (Registration No. 333-163233)

Joint Book-Running Managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
RBS Securities Inc.

Co-Managers:	BNP Paribas Securities Corp.
Fifth Third Securities, Inc.
PNC Capital Markets LLC
Scotia Capital Inc.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC toll free at 800-294-1322; J.P. Morgan Securities Inc. collect at 212-834-4533; Citigroup Global Markets Inc. toll-free at 877-858-5407 or RBS Securities Inc. toll-free at 866-884-2071.